July 21, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	LoJack Corporation
Form 10-K for the fiscal year ended December 31, 2004
File Number 1-08439

Dear Mr. Spirgel:

Set forth below are the Company’s responses to the Staff’s comments contained in your letter to the Company dated June 21, 2005. The responses below are keyed to the comment number set forth in your letter.

Comment 1: Based on your response, revise to recognize the revenue arrangement in which you are not the primary obligor based on the net amount under EITF 99-19.

Response:

To further clarify our arrangement with Nation Safe Drivers, please note that they are an independent company which administers and arranges insurance coverage for the GP5000. LoJack pays Nation Safe Drivers an unallocated total fee for the provision of the insurance coverage and for administrative services. Except to confirm the existence of the underlying insurance coverage, LoJack does not ordinarily communicate directly with the insurance provider. Nation Safe Drivers processes claims on behalf of the insurance provider, and forwards approved claims to the insurance provider for payment. Nation Safe Drivers pays the insurance premium.

We continue to believe that revenues from our GP5000 product should be reported on a gross basis. We have evaluated the criteria included in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and concluded that the GP5000 revenue transactions qualify for gross reporting based on the criteria included in EITF 99-19.

EITF 99-19 states that indicators of gross revenue reporting include:

1.	The company is the primary obligor in the arrangement
2.	The company has general inventory risk (before customer order is placed or upon customer return)
3.	The company has latitude in establishing price
4.	The company changes the product or performs part of the service
5.	The company has discretion in supplier selection
6.	The company is involved in the determination of product or service specifications.
7.	The company has physical loss inventory risk (after customer order or during shipping)
8.	The company has credit risk

EITF 99-19 indicates that indicators of net revenue reporting include:

1.	The supplier (not the company) is the primary obligor in the arrangement
2.	The amount the company earns is fixed
3.	The supplier (and not the company) has credit risk

As we stated in our April 28, 2005 response letter, despite not being the primary obligor in the revenue arrangement, we meet several key indicators of gross revenue reporting per EITF 99-19. Specifically,

(i)	We have complete latitude in establishing the pricing of the warranty product to the end customer – the amount LoJack earns is not fixed.
(ii)

These policies are insurance products available through a number of underwriters. We have full discretion in the selection of the insurance carrier that is underwriting the insurance policies that we are marketing.

(iii)	We are solely responsible for the determination of the terms of the insurance product.
(iv)	We have credit risk from the sale of the insurance products that we typically sell to auto dealerships. The dealerships resell the product to the end consumer.

In summary, we meet five of the eight potential indicators of gross revenue reporting as stated in EITF 99-19, (numbers 3, 4, 5, 6 and 8 stated above) while two of the eight potential indicators (numbers 2, and 7 stated above) are not applicable to our situation.

We do not meet two off the three indicators of net revenue reporting, as stated in EITF 99-19, (numbers 2 and 3).

As such, we have concluded that reporting revenue from the GP5000 revenue arrangements on a gross basis is appropriate.

Our audit engagement team from Deloitte and Touche LLP concurs with our presentation of revenues and cost of revenues on a gross basis for our GP5000 product.

Comment 2: For the revenue arrangement in which you are the primary obligor, tell us if the accrued warranty costs, as disclosed on page 42 of your 2004 Form 10-K, include a provision for the LoJack Guarantee Plus 5000. If not, tell us why a provision is not necessary and your basis for your conclusion. Reference your response to the appropriate accounting literature.

Response:

Our accrued warranty costs, as disclosed on page 42 of our 2004 Form 10-K, does not include a provision for LoJack Guarantee Plus 5000 sales in the state of California, the only jurisdiction where we have been defined as the primary obligor on the arrangement. Because we have re-insured our losses in California with Nations Safe Drivers, our net warranty costs related to the GP5000 in California are zero. Therefore, no warranty accrual is required.

Comments or questions on the Company’s responses should be directed to the undersigned at 781-251-4129.

Sincerely,

/s/ Keith E. Farris

Keith E. Farris

Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro